NO ACT

PE
12-22-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


09035324

Received SEC

FEB 19 2009

Washington, DC 20549

February 19, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-19-09

Re: Alcoa Inc.
Incoming letter dated December 22, 2008

Dear Ms. Goodman:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposals submitted to Alcoa by Mark Filiberto and William Steiner. We also have received letters on the proponents' behalf dated January 8, 2009, January 28, 2009, and February 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa, Inc.
Incoming letter dated December 22, 2008

The first proposal relates to special meetings. The second proposal relates to simple majority voting.

On February 18, 2009, we issued our response expressing our informal view that Alcoa could exclude the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). Accordingly, we have not found it necessary to address the alternative basis for omission of the first proposal upon which Alcoa relies.

We are unable to concur in your view that Alcoa may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Alcoa may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 8, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Alcoa Inc. (AA)
Rule 14a-8 Proposals by William Steiner and Mark Filiberto according to Company Exhibits

Ladies and Gentlemen:

This responds to the defective company December 22, 2008 no action request for the nominal requestor, Alcoa Inc. (AA), regarding rule 14a-8 proposals identified as the proposals of William Steiner and Mark Filiberto in the requestor/company exhibits and yet identified prominently in the title of the no action request by the requestor/company no action request as the proposals of another person. The company exhibits are attached.

Thus this no action request is moot because of the company failure to properly identify the proposals consistent with the company exhibits. The company appears to addresses non-existent proposals improperly identified by the company with the name of another person. The attached proposals clearly state that the proposals are the proposals of William Steiner and Mark Filiberto.

The company mis-identification of the proponents and/or claim of a co-sponsor of each proposal which is inconsistent with the company exhibits, additionally creates the ambiguity that the company simply seeks to remove a purported co-sponsor of rule 14a-8 proposals. The company should not be allowed to benefit by creating confusion.

The company could cure its inconsistency by withdrawing its exhibits (attached).

Additionally, the company accepted without question William Steiner and Mark Filiberto as the proponent of each respective proposal within the 14-day period following the submittal of each rule 14a-8 proposal. According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*** ...

To the contrary the company properly recognized William Steiner and Mark Filiberto as the respective proponents until the day the requestor/company submitted the no action request.

For these reasons it is requested that the staff find that these attached resolutions in the company exhibits cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner
Mark Filiberto

Donna C. Dabney <donna.dabney@alcoa.com>

[AA: Rule 14a-8 Proposal, November 18, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

[AA: Rule 14a-8 Proposal, November 1, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% provision in our charter.

Statement of William Steiner

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in governance.
  - "High Governance Risk Assessment."
  - "High Concern" in board composition.
  - "Very High Concern" in executive pay with $25 million for Alain Belda.
- Our directors served on boards rated "D" by The Corporate Library:

Franklin Thomas	Citigroup (C)
Alain Belda	Citigroup (C)
Alain Belda	International Business Machines (IBM)
James Owens	International Business Machines (IBM)
James Owens	Caterpillar (CAT)

- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - Elect directors by a majority vote.
- Our management should show that it has the leadership initiative to adopt the above Board accountability items instead of leaving it to shareholders to take the initiative in proposing such improvements.

- Eleven of our directors were designated "Accelerated Vesting" directors by The Corporate Library – due to involvement with accelerating stock option vesting in order to avoid recognizing the corresponding expense.
- Our lead director, Franklin Thomas had 31-years tenure – Independence concern.
- Franklin Thomas (our Lead Director) and Henry Schacht (on our audit, nomination and executive pay committees) were each designated as "Problem Directors" by The Corporate Library due to their involvement with the loss of significant shareholder value at Lucent Technologies.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Alcoa Inc. (AA)
Rule 14a-8 Proposals by William Steiner and Mark Filiberto

Ladies and Gentlemen:

This responds to the Gibson Dunn & Crutcher December 22, 2008 no action request in which at least the company did not give the proponents timely notification of a purported issue.

In *Sempra Energy* (February 29, 2000) Sempra failed to obtain concurrence under similar circumstances (emphasis added):
The revised Ray and Veronica Chevedden proposal relates to reinstating simple majority vote on all matters that are submitted to shareholder vote. The Rossi proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

In the following 1995 Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals to the same company, were under the control of a third party or of each other (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

This is an additional precedent in favor of proponents:

Avondale Industries, Inc. (February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger McGee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

Avondale Industries, Inc. (February 28, 1995) Staff Response Letter (emphasis added):
"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward Durkin's letter of February 6, 1995, ***the Company has not met its burden of establishing that the proponents are the alter ego of the union.*** Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
William Steiner
Mark Filiberto

Donna C. Dabney <donna.dabney@alcoa.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Alcoa Inc. (AA)
Rule 14a-8 Proposals by William Steiner and Mark Filiberto

Ladies and Gentlemen:

This further responds to the Gibson, Dunn & Crutcher December 22, 2008 no action request.

Gibson, Dunn & Crutcher sent a February 4, 2009 letter on behalf of General Electric Company (GE), referring to direct General Electric negotiations with so-called straw-person proponents (according to Gibson, Dunn & Crutcher), which establishes the Gibson, Dunn & Crutcher straw-person argument as corrupt.

The Gibson, Dunn & Crutcher February 4, 2009 letter was apparently an attempt to established that any company can feel free to undercut its representative's straw-person argument submitted to the Staff by negotiating directly with so-called straw-persons as qualified proponents for an agreement regarding their respective rule 14a-8 proposals. At the same time the Staff was still being asked to determine that the proponents were allegedly unqualified straw-persons and unable to negotiate on their own behalf.

Gibson, Dunn & Crutcher was thus in the potential position of obtaining Staff concurrence that the proponents were unqualified straw-people while at the same time their client was acknowledging the proponents as qualified to negotiate directly to reach an agreement regarding their respective rule 14a-8 proposals.

This duplicity is important because Gibson, Dunn & Crutcher is the mastermind of a number of additional no action requests claiming straw-persons including Alcoa Inc.

This is to request that the Staff consider the Gibson, Dunn & Crutcher straw person argument corrupt at Alcoa Inc.

Sincerely,



John Chevedden

cc:
William Steiner
Mark Filiberto
Donna C. Dabney <donna.dabney@alcoa.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 22, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 04948-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposals of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Alcoa Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") two shareholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the names of the following nominal proponents:

- a proposal titled "Special Shareowner Meetings" purportedly submitted in the name of Mark Filiberto as general partner of Palm Garden Partners L.P. (the "Special Meeting Proposal Proposal"); and

- a proposal titled "Adopt Simple Majority Vote" purportedly submitted in the name of William Steiner (the "Simple Majority Vote Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) because Mr. Filiberto and Mr. Steiner (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a shareholder of the Company.

We also believe that the Special Meeting Proposal is excludable for the reasons addressed in a separate no-action request submitted concurrently herewith. Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposals and the Nominal Proponents are his alter egos. Thus, the Proposals may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8.

The history of Rule 14a-8 indicates that the Commission was well aware of the potential for abuse of the Rule, and the Commission indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff has on many occasions concurred that proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the shareholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 shareholder proposals to more than 85 corporations in 2008 alone.[1] In thus circumventing the ownership requirement in Rule 14a-8(b), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's shareholder proposal rules. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(b).

A. Abuse of the Commission's Shareholder Proposal Rules

The Commission amended Rule 14a-8 in 1983 to require that proponents using the Rule have a minimum investment in and satisfy a minimum holding period with respect to the company's shares in order to avoid abuse of the shareholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (November 5, 1948). The Commission explicitly acknowledged the potential for abuse in the shareholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The Commission's concerns about abuse of Rule 14a-8 also are evident in its statements regarding Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a shareholder would be permitted to submit

---

[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain shareholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 shareholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

These requirements also recognize and are intended to reduce the costs to companies and to the Staff of Rule 14a-8 proposals. Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983). While the Company does not seek to exclude the Proposals under Rule 14a-8(c), we believe that these concerns about abuse of the shareholder proposal rule are present here as well.

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of submitting shareholder proposals to the Company and other companies, ostensibly as the representative for nominal proponents and despite the fact that Mr. Chevedden, as discussed below, is the architect and author of the Proposals and has no "stake or investment" in those companies. Moreover, the facts and circumstances regarding the Proposals indicate that Mr. Chevedden, and not the Nominal Proponents, is the proponent of the Proposals.

B. Staff and Other Legal Precedent Support that the Proposals are the Proponent's, Not the Nominal Proponents'

The Staff previously has concurred that shareholder proposals were submitted by Mr. Chevedden instead of nominal proponents where the facts and circumstances suggested that Mr. Chevedden controlled the shareholder proposal process and that the nominal proponents only acted as alter egos. For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion under Rule 14a-8(b) of a shareholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution"; (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal"; and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." The Staff concurred with exclusion under

Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company. Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." In addition, the font of the proposals and the fax number from which the proposals were submitted was the same as other proposals submitted by Mr. Chevedden for consideration at the same shareholders' meeting. The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Many of the facts the Staff examined in *TRW* and *PG&E* regarding Mr. Chevedden's control over the nominal proponents are similar to the facts examined where the Staff responded to requests to exclude shareholder proposals under Rule 14a-8(c) (the one proposal limit) and concluded that the facts and circumstances showed that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of" the shareholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996); *see also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail Dec. 20, 1995); *Stone & Webster Inc.* (avail Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). In this regard, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). Thus, in *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

Moreover, the Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter egos or under the control of a single proponent and the actual proponent explicitly indicated that it controlled the nominal proponents' proposals.[2] Likewise, the Staff repeatedly has permitted the exclusion of shareholder proposals in cases where a shareholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple

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[2] *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[3]

However, even in the absence of an explicit acknowledgment that shareholders are serving as nominal proponents, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three shareholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the shareholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the shareholder proposals were acting on behalf of, under the control of, or as the alter egos of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple shareholder proposals under the predecessor to Rule 14a-8(c) where (1) a

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[3] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two shareholders) the initial proponent handled all of the correspondence with the company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five shareholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating shareholder, and (5) the coordinating shareholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, emailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard also is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

In sum, the Staff (consistent with other legal standards) has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant shareholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the shareholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agent by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that the Staff should concur that Mr. Chevedden, and not the Nominal Proponents, is the Proponent of the Proposals.

C. The Facts and Circumstances Indicate that Mr. Chevedden, not the Nominal Proponents, Is the Proponent of the Proposals

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedent where proposals have been excluded under Rule 14a-8(b) and Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Each of the Proposals was in fact "submitted" by Mr. Chevedden: each of the Proposals was sent from the same e-mail address, which corresponds to Mr. Chevedden's contact e-mail provided in the text of each cover letter. The Company's proxy statement states that shareholder proposals are to be sent to the Corporate Secretary of the Company, and the Nominal Proponents have not communicated with the Secretary at all with regard to the Proposals other than through Mr. Chevedden.[4]

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names!

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[4] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are shareholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical.[5] *See* Exhibit A. Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Those cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address.

- The Proposals share other similarities: both bear the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); both include sections that conclude with the exact same language, "Please encourage our board to respond positively to this proposal"; and both of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). *See* Exhibit A.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the shareholder proposal process. Each of the cover letters indicate that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future correspondence" be directed to Mr. Chevedden.

- Further demonstrating his control over the process, Mr. Chevedden has handled all aspects of responding to requests for proof of the Nominal Proponent's stock ownership, submitting the requested documentation to the Company, and inquiring whether the documentation was sufficient. Notably, he responded to the Company's request for ownership information from Mr. Steiner with a letter signed by Mr. Filiberto, another Nominal Proponent, as broker. *See* Exhibit B. This is further evidence that Mr. Chevedden is coordinating all correspondence with respect to proposals received by the Company as it seems that Mr. Steiner was not involved at all in the submission of his proof of ownership.

- The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered all of the Proposals to

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[5] The only other difference is that the contact information for Mr. Chevedden provided in the cover letter for the Simple Majority Vote Proposal includes a street address in addition to Mr. Chevedden's facsimile number and e-mail address.

the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals.

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 to comply with its requirements, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example:

- Mr. Chevedden, not the Nominal Proponents, traditionally has handled all of the correspondence with the Staff and the Company regarding proposals submitted by Nominal Proponents to the Company.
- Mr. Chevedden appears to treat the Nominal Proponents as interchangeable:
    - During the 2008 proxy season, Mr. Chevedden submitted a Simple Majority Vote Proposal with Mr. Filiberto as the nominal proponent rather than Mr. Steiner, who serves as the nominal proponent for that Proposal this year.
- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:
    - During the 2007 and 2008 proxy seasons, Mr. Chevedden and nominal proponents for whom he typically serves as proxy submitted proposals similar to the Special Meeting Proposal to at least 50 other companies. In addition, for the 2009 proxy season Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies.
    - Between 2004 and 2008, at least 50 other simple majority vote proposals that were substantially similar in language and format to the Simple Majority Vote Proposal were submitted to other companies by Mr. Chevedden and the nominal proponents for whom he typically serves as proxy In addition, Mr. Chevedden and nominal proponents have submitted Simple Majority Vote Proposals to at least six other companies this year.
- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a shareholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its

board."[6] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a shareholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar shareholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals). Also, this year, RiskMetrics Group has reported that Mr. Chevedden will submit to Pfizer Inc. a proposal requesting an independent board chair, whereas we have been informed by Pfizer that the proposal actually was submitted by a nominal proponent who named Mr. Chevedden as having authority to act on his behalf.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the two pay measures. He vowed to press the measures again next year.") (*emphasis added*); Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

Thus, although Mr. Chevedden has operated in a manner that reduces the likelihood of one of the Nominal Proponents expressly conceding that they serve as Mr. Chevedden's alter ego in the shareholder proposal process, such as taking complete control of all communications between nominal proponents and companies to reduce the possibility of a nominal proponent expressly confirming his or her status as such, we nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that Mr. Chevedden, in fact, is the controlling force behind the Proposals.

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[6] Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

D. *For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(b)*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposals, the language and formatting similarities among the Proposals, and the fungible nature of shareholder proposals for which he is appointed proxy are compelling evidence Mr. Chevedden is in control of the shareholder proposal process and the Nominal Proponents are "the alter egos of" Mr. Chevedden.

Further, the Company notified Mr. Chevedden of his failure to satisfy the ownership requirements of Rule 14a-8(b) in two separate deficiency notices each delivered to him within fourteen days of the Company's receipt of the Special Meeting Proposal and the Simple Majority Vote Proposal, respectively (together, the "Deficiency Notices"). *See* Exhibit B. Despite receiving the Deficiency Notices, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company stock as of the date the Proposals were submitted.

The need to examine specific facts and circumstances in applying the alter ego and control test under Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rule to only a few scenarios would provide shareholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[7] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that all of the Proposals are excludable in reliance on Rule 14a-8(b).

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[7] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of shareholders generally to seek assistance with the shareholder proposal process, appoint representatives to engage in discussions with companies regarding their proposals and co-sponsor proposals with other shareholders, as each of these situations is clearly distinguishable from the facts present here.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Donna C. Dabney, the Company's Vice President and Secretary, at (212) 836-2688.

Sincerely,



Amy L. Goodman

ALG/pah
Enclosures

cc: Donna C. Dabney, Alcoa Inc.
John Chevedden
Mark Filiberto, Palm Garden Partners L.P.
William Steiner

100574437_4.DOC

EXHIBIT A

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, November 18, 2008 4:31 PM
To: Dabney, Donna C.
Cc: Hart, Brenda A.
Subject: Rule 14a-8 Proposal (AA) SPM

Attachments: CCE00002.pdf

Please see the attachment.
Sincerely,
John Chevedden

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Alain J. P. Belda
Chairman of the Board
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212 836-2732

Rule 14a-8 Proposal

Dear Mr. Belda,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB MEMORANDUM M-07-16*** at
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Mark Filiberto

7 Nov 2008
Date

cc: Donna C. Dabney <donna.dabney@alcoa.com
Corporate Secretary
PH: 804-281-2283
FX: 804-281-3740
BRENDA HART
FX: 212-836-2807

[AA: Rule 14a-8 Proposal, November 18, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Saturday, November 01, 2008 11:50 PM
To: Dabney, Donna C.
Cc: Hart, Brenda A.
Subject: Rule 14a-8 Proposal (AA) SMV

Attachments: CCE00000.pdf

Please see the attachment.
Sincerely,
John Chevedden

William Steiner

FISMA & OMB MEMORANDUM M-07-16

Mr. Alain J. P. Belda
Chairman of the Board
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212 836-2732

Rule 14a-8 Proposal

Dear Mr. Belda,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: ***FISMA & OMB MEMORANDUM M-07-16*** ***FISMA & OMB MEMORANDUM M-07-16*** at: ***FISMA & OMB MEMORANDUM M-07-16*** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William Steiner

10/28/08
Date

cc: Donna C. Dabney <donna.dabney@alcoa.com
Corporate Secretary
PH: 804-281-2283
FX: 804-281-3740
BRENDA HART
FX: 212-836-2807

[AA: Rule 14a-8 Proposal, November 1, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 80% provision in our charter.

Statement of William Steiner

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in governance.
  - "High Governance Risk Assessment."
  - "High Concern" in board composition.
  - "Very High Concern" in executive pay with $25 million for Alain Belda.
- Our directors served on boards rated "D" by The Corporate Library:

Franklin Thomas	Citigroup (C)
Alain Belda	Citigroup (C)
Alain Belda	International Business Machines (IBM)
James Owens	International Business Machines (IBM)
James Owens	Caterpillar (CAT)

- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - Elect directors by a majority vote.
- Our management should show that it has the leadership initiative to adopt the above Board accountability items instead of leaving it to shareholders to take the initiative in proposing such improvements.

• Eleven of our directors were designated "Accelerated Vesting" directors by The Corporate Library – due to involvement with accelerating stock option vesting in order to avoid recognizing the corresponding expense.
• Our lead director, Franklin Thomas had 31-years tenure – Independence concern.
• Franklin Thomas (our Lead Director) and Henry Schacht (on our audit, nomination and executive pay committees) were each designated as "Problem Directors" by The Corporate Library due to their involvement with the loss of significant shareholder value at Lucent Technologies.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
William Steiner, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

From: Dabney, Donna C.
Sent: Wednesday, November 19, 2008 3:44 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Hart, Brenda A.; Seewald, Scott E.
Subject: RE: Rule 14a-8 Proposal (AA) SPM

Attachments: 2008 11 19 14a8 deficiency.pdf

Please see the attached letter.
Best regards,
Donna Dabney
Vice President, Secretary
Corporate Governance Counsel
Alcoa Inc.
390 Park Avenue
New York, NY 10022
212 836 2688
donna.dabney@alcoa.com



Alcoa

390 Park Avenue
New York, New York 10022 USA
Tel: 1 212 836 2688
Fax: 1 212 836 2807
donna.dabney@alcoa.com

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel

November 19, 2008

VIA EMAIL AND FIRST-CLASS MAIL

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

Alcoa Inc. ("Alcoa") is in receipt of Mark Filiberto's shareholder proposal dated November 18, 2008 ("Proposal"). The Proposal, which Mr. Filiberto submits under Rule 14a-8 of the Securities and Exchange Commission's proxy regulations, identifies you as Mr. Filiberto's proxy and requests that Alcoa direct all future communications regarding the Proposal to you. As such, I write to notify you that the Proposal fails to meet certain of the eligibility requirements set forth in Rule 14a-8(b).

In particular, the Proposal does not prove Mr. Filiberto has continuously held at least two thousand dollars ($2,000.00) in market value, or one percent (1%), of Alcoa's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal. Under Rule 14a-8(b)(2)(i), Mr. Filiberto may prove his eligibility by submitting to Alcoa a written statement from the "record" holder of his securities providing that, at the time of the Proposal, Mr. Filiberto continuously held the requisite amount of Alcoa's securities for at least one year. The SEC's proxy regulations provide that this "record" holder statement must be postmarked or transmitted electronically to Alcoa within fourteen (14) days of your receipt of this letter. If you fail to do so, Alcoa may exclude the Proposal under Rule 14a-8(f)(1).

Please contact me if you have any questions regarding this matter.

Sincerely,

Donna Dabney

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, November 19, 2008 11:23 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Broker Letter (AA) SPM

Attachments: CCE00001.pdf

Dear Ms. Dabney,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

11/07/2008 17:43 FAX 002/007

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 7, 2008

ALCOA INC.
390 PARK AVE
NEW YORK, NY 10022-4608

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS L P
is currently the beneficial owner of the ALCOA, Inc., Securities, and
has held the position with National Financial Services, LLC since October 2005.

Client has subsequently bought and sold shares and continuously held not less than 300 shares.
The current holding is 600 shares

Sincerely,



Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 11-19-08 # of pages ▶
To Donna Dobney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 212-836-2807	Fax #

From: Dabney, Donna C.
Sent: Tuesday, November 11, 2008 10:29 AM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: Seewald, Scott E.
Subject: RE: Rule 14a-8 Proposal (AA) SMV

Importance: High

Attachments: November 1, 2008 Chevedden signed.pdf

Please see the attached letter.
Best regards,
Donna Dabney



Alcoa

390 Park Avenue
New York, New York 10022 USA
Tel: 1 212 836 2688
Fax: 1 212 836 2807
donna.dabney@alcoa.com

Donna Dabney
Vice President, Secretary
Corporate Governance Counsel

November 11, 2008

VIA EMAIL AND FIRST-CLASS MAIL

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

Alcoa Inc. ("Alcoa") is in receipt of William Steiner's shareholder proposal dated November 1, 2008 ("Proposal"). The Proposal, which Mr. Steiner submits under Rule 14a-8 of the Securities and Exchange Commission's proxy regulations, identifies you as Mr. Steiner's proxy and requests that Alcoa direct all future communications regarding the Proposal to you. As such, I write to notify you that the Proposal fails to meet certain of the eligibility requirements set forth in Rule 14a-8(b).

In particular, the Proposal does not prove Mr. Steiner has continuously held at least two thousand dollars ($2,000.00) in market value, or one percent (1%), of Alcoa's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal. Under Rule 14a-8(b)(2)(i), Mr. Steiner may prove his eligibility by submitting to Alcoa a written statement from the "record" holder of his securities providing that, at the time of the Proposal, Mr. Steiner continuously held the requisite amount of Alcoa's securities for at least one year. The SEC's proxy regulations provide that this "record" holder statement must be postmarked or transmitted electronically to Alcoa within fourteen (14) days of your receipt of this letter. If you fail to do so, Alcoa may exclude the Proposal under Rule 14a-8(f)(1).

Please contact me if you have any questions regarding this matter.

Sincerely,

Donna Dabney

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, November 13, 2008 2:01 PM
To: Dabney, Donna C.
Subject: Rule 14a-8 Broker Letter (AA) SMV

Attachments: CCE00001.pdf

Dear Ms. Dabney,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 13 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ______ held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/7/05 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-08 # of pages ▸
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB MEMORANDUM M-07-16***
Fax # 212-836-2807	Fax #